

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 19, 2017

Jeff Schneider
Chief Executive Officer
Royalty Flow, Inc.
1550 Larimer Street, Suite 769
Denver, CO 80202

> **Re: Royalty Flow, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted June 26, 2017**
> **CIK No. 0001709847**

Dear Mr. Schneider:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Note that the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See Section 27A of the Securities Act of 1933. Please delete all references to the safe harbor provided by the Private Securities Litigation Reform Act throughout your offering document.

Offering Circular Cover Page

2. Disclose the duration of the offering. We note the deadline to exercise the option under the Option Agreement (November 15, 2017). Tell us what happens if you have raised the $9,750,000 needed to exercise the option by that date but not the $11 million offering minimum.

Corporate History, page 3

3. Your website www.royaltyflow.com is not operational. Please advise when this website will become operational.

Summary Statements of Revenues and Recoveries and Summary Unaudited Pro Forma Condensed Financial Information, pages 5 & 6

4. It is not clear why this information is being given such prominence when none of the information relates to actual historical results of the company. The statements of revenues and recoveries are for periods that the company would not be entitled to payments if either option is exercised and reflect gross amounts that are considerably greater than either option would entitle the company to receive. The pro forma balance sheet and statement of operations are similarly not based upon the historical financial statements of the company or any predecessor. Although the accompanying narratives attempt to clarify the significance of both, the potential for investor confusion that this information relates to actual company results strongly suggests that these presentations should be removed from the forefront of the offering memorandum.

Risk Factors, page 6

We have not conducted an evaluation of the effectiveness of our internal control over financial reporting. If we are unable to implement and maintain effective internal control over financial reporting investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected, page 14

5. Pursuant to Section 3(b) of the Securities Act, the Commission has exempted offerings made in compliance with Regulation A and Form 1-A from registration. Accordingly, it is unclear why you refer in your offering statement to registration, public company reporting requirements and certain Sarbanes-Oxley requirements. Please revise your disclosure throughout the offering statement as appropriate, including whether you intend to register your common stock under Section 12(g) of the Securities Exchange Act of 1934.

Use of Proceeds, page 21

6.   We note that you initially plan on selling securities in this offering on a best efforts basis by your officers and directors. Therefore, you should remove all references to underwriters, including underwriting discounts and commissions, throughout your offering memorandum. If you do secure the services of an underwriter in the future, you should reflect such change in your plan of distribution in a revised offering memorandum.

7.   Please state whether or not the proceeds will be used to compensate or otherwise make payments to your officers or directors. We note that on page 40 of your filing that you state that you intend to implement a non-employee director compensation program in connection with this offering. We also note that you state on page 40 and 46 that you plan to adopt an equity incentive plan.

Dividends, page 22

8.   Please state whether your Class A and Class B common stock holders have equal rights as to cash dividends.

Business, page 25

Acquired Interests, page 27

9.   Confirm through added disclosure that the royalty interest does not extend to any monies generated from Eminem concerts or merchandise sales.

Security Ownership of Management and Certain Security Holders, page 41

10.   Disclose the persons that control Royalty Exchange, Inc.

Certain Relationships and Related Party Transactions, page 42

11.   Explain how Royalty Exchange, Inc. is considered a related party to the company.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: David Crandall
       Hogan Lovells US LLP